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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                             Intercell Corporation

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                               (Name of Issuer)

              Series E Voting Convertible Preferred Stock, no par
                          Common Stock, no par value

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                        (Title of Class of Securities)

                                   458441300

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                                (CUSIP Number)

                               R. Mark Richards
                           Technology Investors, LLC
                           3892 Weld County Road 45
                        P.O. Box 388, Hudson, CO 80642
                                (303) 910-6591

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 30, 2000

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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 458441300


                1.   Names of Reporting Persons I.R.S. Identification Nos. of
                       above persons (entities only).
                     Technology Investors, LLC

                2.   Check the Appropriate Box if a Member of a Group (See
                       Instructions)
                     (a)  [ ]

                     (b) [X] The Reporting Person describes a relationship with another person but does not affirm the existence of a group. See Item 6.

                3.   SEC Use Only

                4.   Source of Funds (See Instructions)      WC

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                6.   Citizenship or Place of Organization      Colorado, USA

Number of       7.   Sole Voting Power
Shares               700 shares of Series E Voting Convertible Preferred Shares
Beneficially         ("Series E Preferred Stock") convertible into 6,020,000
Owned by             shares of common stock ("Common Stock") of Intercell
Each                 Corporation
Reporting
Person With     8.   Shared Voting Power
                     -0-

                9.   Sole Dispositive Power
                     700 shares of Series E Preferred Stock convertible into 6,020,000 shares of Common Stock

               10.   Shared Dispositive Power
                     -0-

               11.   Aggregate Amount Beneficially Owned by Each Reporting
                       Person
                     700 shares of Series E Preferred Stock convertible into 6,020,000 shares of Common Stock

               12.   Check if the Aggregate Amount in Row (11) Excludes Certain
                       Shares (See Instructions) [ ]

               13.   Percent of Class Represented by Amount in Row (11)
                     The 700 shares of Series E Preferred Stock represent 70% of the Series E Preferred Stock and the 6,020,000 shares of Common Stock represent approximately 3.5% of the Common Stock issuable upon conversion of the Series E Preferred Stock*

               14.   Type of Reporting Person (See Instructions)   00

* Assumes that all of the outstanding exercisable or convertible securities of Intercell Corporation are exercised or converted into shares of Common Stock

                                       1
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CUSIP No. 458441300

                1.   Names of Reporting Persons I.R.S. Identification Nos. of
                       above persons (entities only).
                     R. Mark Richards

                2.   Check the Appropriate Box if a Member of a Group (See
                       Instructions)

                     (a)  [ ]

                     (b) [X] The Reporting Person describes a relationship with another person but does not affirm the existence of a group. See Item 6.

                3.   SEC Use Only

                4.   Source of Funds (See Instructions)      WC, PF

                5.   Check if Disclosure of Legal Proceedings Is Required
                       Pursuant to Items 2(d) or 2(e)

                6.   Citizenship or Place of Organization      USA

Number of       7.   Sole Voting Power
Shares               700 shares of Series E Voting Convertible Preferred Shares
Beneficially         ("Series E Preferred Stock") convertible into 6,020,000
Owned by             shares of common stock ("Common Stock") of Intercell
Each                 Corporation
Reporting
Person With     8.   Shared Voting Power
                     -0-

                9.   Sole Dispositive Power
                     700 shares of Series E Preferred Stock convertible into 6,020,000 shares of Common Stock

               10.   Shared Dispositive Power
                     -0-

               11.   Aggregate Amount Beneficially Owned by Each Reporting
                       Person
                     700 shares of Series E Preferred Stock convertible into 6,020,000 shares of Common Stock

               12.   Check if the Aggregate Amount in Row (11) Excludes Certain
                       Shares (See Instructions) [ ]

               13.   Percent of Class Represented by Amount in Row (11)
                     The 700 shares of Series E Preferred Stock represent 70% of the Series E Preferred Stock and the 6,020,000 shares of Common Stock represent approximately 3.5% of the Common Stock issuable upon conversion of the Series E Preferred Stock*

               14.   Type of Reporting Person (See Instructions)   IN

* Assumes that all of the outstanding exercisable or convertible securities of Intercell Corporation are exercised or converted into shares of Common Stock

                                       2
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Item 1.  Security and Issuer

     This statement relates to the common stock, no par value (the "Common Stock") and the Series E Voting Convertible Preferred Shares (the "Series E Preferred Stock") of Intercell Corporation (the "Issuer"), whose principal executive offices are located at 370 17th Street, Suite 3580, Denver, CO 80202.

Item 2.  Identity and Background

(a) - (c)  This statement is being filed by Technology Investors, LLC
           ("Technology Investors") and R. Mark Richards (the "Control Person" and collectively with Technology Investors, the "Reporting Persons"). Technology Investors is a Colorado holding company. The principal offices of Technology Investors and the business address for the Control Person are located at 3892 Weld County Road 45, Hudson, CO 80642. The principal employment of the Control Person is as the Program Manager - Radiological Engineering, of the Rocky Flats Environmental Technology Site in Denver, Colorado and is the sole manager of Technology Investors.

(d) - (e)  During the last five years, the Reporting Persons have not been (i)
           convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Control Person is a United States citizen. Technology Investors is a Colorado limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration

     The Reporting Persons acquired 700 shares of Series E Preferred Stock convertible into 6,020,000 shares of Common Stock with $70,000 cash from working capital.

Item 4.  Purpose of Transaction

     The purpose of the acquisition by the Reporting Person of the 700 shares of Series E Preferred Stock convertible into 6,020,000 shares of Common Stock was to facilitate a re-incorporation, recapitalization and refinancing of the Issuer based on the agreement described in Exhibit 1.00 attached hereto.

Item 5.  Interest in Securities of the Issuer

(a) 700 shares of Series E Preferred Stock, representing 70% of the Series E Preferred Stock on a fully-diluted basis, that can be converted into 6,020,000 shares of Common Stock, representing 3.5% of the Common Stock, are beneficially owned by the Reporting Persons.

(b)  The Reporting Persons have sole voting power for all securities listed in
     (a) above.

(c) No transactions were effected by the Reporting Persons during the past 60 days or since the most recent filing on Schedule 13D.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from the Common Stock of the Issuer identified in paragraph (a) of this Item.

(e) No Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

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Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to
         Securities of the Issuer

     Technology Investors has an understanding with the holder of the other 300 Series E Preferred Stock that it will vote its shares along with such other holders to approve the plan in accordance with Exhibit 1.00 attached hereto.

Item 7.  Material to be Filed as Exhibits

     (1.00)  Letter Agreement among the Issuer, Triad and Technology Investors,
             LLC

     (2.00) Joint Filing Agreement between Technology Investors and the Control Person

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                                   Signature

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated the 10th of April, 2000.


                              TECHNOLOGY INVESTORS, LLC

                                    By:    /s/ R. Mark Richards
                                           --------------------
                                    Name:  R. Mark Richards

                                    Title: President
                                           --------------------

                              /s/ R. Mark Richards
                              --------------------
                              Name:  R. Mark Richards



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                                 EXHIBIT INDEX



Exhibit No.                                  Description
             1.00 Letter Agreement among the Issuer, Triad Technologies, LLC and Technology Investors
             2.00 Joint Filing Agreement between Technology Investors and the Control Person